

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

<u>via U.S. mail and facsimile</u>

Mr. Li Jiantao, President
E-Band Media, Inc.
No.5 West Section, Xidajie Street, Xinmi City
Henan Province, P.R. China 452370

    RE: E-Band Media, Inc.
       Form 8-K Item 4.01
       Filed February 28, 2011
       Form 8-K/A Item 4.01
       Filed March 4, 2011
       File No. 0-54117

Dear Mr. Li:

   We have completed our review of your filing and amendment and have no further comments at this time.

            Sincerely,

            Jenn Do
            Staff Accountant